UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Harvison, John D.
   2801 Glenda Avenue
   Fort Worth, TX  76117
   USA
2. Issuer Name and Ticker or Trading Symbol
   FFP Partners, L.P.
   FFP
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   December 29, 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below) of corporate general partner
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Class A Units                |      |    |                  |   |           |174,637            |I     |Note 1                     |
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Class B Units                |      |    |                  |   |           |25,643             |I     |Note 1                     |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Options to purchase Clas|$6.00   |     |    |           |   |Note |04/05|Class A Unit|25,000 |       |25,000      |D  |            |
s A Units               |        |     |    |           |   |2    |/05  |s           |       |       |            |   |            |
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
Explanation of Responses:
Note 1: Mr. Harvison is a manager of 7HBF Management Co., Ltd., a Texas limited liability company that is the general partner of 7HBF, Ltd., a Texas limited partnership that owns, directly or indirectly, from 33-1/3% to 100% of the equity interests of eight companies that own Class A and Class B Units of FFP. Mr. Harvison is also a manager of HBF Financial, Ltd., a Texas limited liability company, which owns, directly or indirectly, from 33-1/3% to 100% of two companies that own Class A Units and indirectly 20% of another company that owns Class A and Class B
Units. Therefore, he may be deemed to share investment control over the units held by these companies. The number of units set forth above is Mr. Harvison's proportionate pecuniary interest in the Units owned by these companies. Mr. Harvison disclaims beneficial ownership of all these Units.
Note 2: Exercisability schedule: 8,334 on April 6, 1996; 8,334 on April 6, 1997; 8,332 April 6, 1998.
SIGNATURE OF REPORTING PERSON
John D. Harvison
DATE
February 10, 1997